SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Brocade Communications Systems, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

111824 108
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Michael Klayko
Chief Executive Officer
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
(408) 333-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Katharine A. Martin, Esq.
John E. Aguirre, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$14,118,824	$1,511

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,815,202 shares of common stock of Brocade Communications Systems, Inc. having an aggregate value of $14,118,824 as of May 11, 2006 will be exchanged or canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT 99.(a)(1)(a)
EXHIBIT 99.(a)(1)(b)
EXHIBIT 99.(a)(1)(c)
EXHIBIT 99.(a)(1)(d)
EXHIBIT 99.(a)(1)(e)
EXHIBIT 99.(a)(1)(f)
EXHIBIT 99.(a)(1)(g)
EXHIBIT 99.(a)(1)(h)
EXHIBIT 99.(a)(1)(i)
EXHIBIT 99.(a)(1)(j)
EXHIBIT 99.(a)(1)(k)

     This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Brocade Communications Systems, Inc., a Delaware corporation (“Brocade” or the “Company”), to amend certain options and to cancel certain other options (the “Eligible Options”) that have been granted under the Company’s 1999 Stock Option Plan (the “1999 Stock Plan”) or the Company’s Amended and Restated 1999 Nonstatutory Stock Option Plan (the “1999 Nonstatutory Plan”): (i) that have exercise prices per share that were less, or may have been less, than the fair market value per share of the common stock underlying the option on the option’s grant date, (ii) that were unvested, either in whole or in part, as of December 31, 2004, (iii) that are outstanding as of the last date on which the Offer remains open for acceptance, and (iv) that are held by employees of the Company who are subject to taxation in the United States.
     Eligible participants may elect (i) to amend Eligible Options granted after August 14, 2003 (“post-August 14, 2003 Options”) to increase the exercise price to be equal to the fair market value of a share of the Company’s common stock on the deemed grant date, and (ii) to receive a cash payment with respect to such amended options equal to the difference between the new exercise price of the amended option and the original exercise price of each unexercised option, less applicable tax withholding. The cash payments will be paid promptly following January 1, 2007.
     Eligible participants may elect to cancel Eligible Options granted prior to August 14, 2003 (“pre-August 14, 2003 Options”) for a cash payment equal to the Black-Scholes value calculated based on the average closing price per share of the Company’s common stock for a ten trading day period ending on the third full trading day prior to the expiration date, less applicable tax withholding. The cash payments will be paid promptly following January 1, 2007.
     In either case, the amendment or cancellation of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend Certain Options and Cancel Certain Other Options, dated May 12, 2006, (ii) the related e-mail from Richard Deranleau, dated May 11, 2006, (iii) the Election Form, and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively. An “eligible employee” refers to all current employees of Brocade as of the last date on which this offer remains open for acceptance who may participate in the Offer if they hold Eligible Options.
     The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.
Item 1.    Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer is incorporated herein by reference.

Item 2.    Subject Company Information.
     (a)    Name and Address.
     Brocade is the issuer of the securities subject to the Offer. The address of the Company’s principal executive office is 1745 Technology Drive, San Jose, CA 95110 and the telephone number at that address is (408) 333-8000. The information set forth in the Offer in the section under the caption “The Offer” entitled “Information concerning Brocade” is incorporated herein by reference.
     (b)    Securities.
     The subject class of securities consists of the Eligible Options. As of April 21, 2006, options to purchase a total of 8,815,202 shares of common stock are Eligible Options. The actual number of shares of common stock subject to the amended options to be issued in the Offer for the post-August 14, 2003 Options will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for amendment. The information set forth in the Offer under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and under the caption “The Offer” in the sections entitled “Number of options and amount of Option Consideration; expiration date,” “Acceptance of options for cancellation or amendment and issuance of cash payments and amended options,” and “Source and amount of consideration; terms of amended options” is incorporated herein by reference.
     (c)    Trading Market and Price.
     The information set forth in the Offer under the caption “The Offer” in the section entitled “Price range of shares underlying the options” is incorporated herein by reference.
Item 3.    Identity and Background of Filing Person.
     (a)    Name and Address.
     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.
     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer is incorporated herein by reference.
Item 4.    Terms of the Transaction.
     (a)    Material Terms.
     The information set forth in the Offer under the caption “Summary Term Sheet and Questions and Answers,” the sections under the caption “The Offer” entitled “Eligibility,” “Number of options and amount of Option Consideration; expiration date,” “Procedures for electing to participate in this offer,” “Withdrawal rights and change of election,” “Acceptance of options for cancellation or amendment and issuance of cash payments and amended options,” “Conditions of the offer,” “Source and amount of consideration; terms of amended options,” “Price range of shares underlying the options,” “Status of options amended or canceled by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material United States federal income tax consequences,” and “Extension of offer; termination; amendment” and Schedules C through F of the Offer is incorporated herein by reference.

     (b)    Purchases.
     The information set forth in the Offer under the caption “The Offer” in the section entitled “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Arrangements.
     (e)     Agreements Involving the Subject Company’s Securities.
     The information set forth in the Offer under the caption “The Offer” in the section entitled “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference. The eligible option plans and related option agreements are incorporated herein by reference hereto as Exhibits (d)(1) through (d)(4) and contain information regarding the subject securities.
Item 6.  Purposes of the Transaction and Plans or Proposals.
     (a)     Purposes.
     The information set forth in the Offer under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the section entitled “Purpose of the Offer” is incorporated herein by reference.
     (b)    Use of Securities Acquired.
     The information set forth in the Offer under the caption “The Offer” in the sections entitled “Acceptance of options for cancellation or amendment and issuance of cash payments and amended options” and “Status of options amended or canceled by us in the offer; accounting consequences of the offer” is incorporated herein by reference.
     (c)   Plans.
     The information set forth in the Offer under the caption “The Offer” in the sections entitled “Purpose of the offer” and “Information concerning Brocade” is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
     (a)     Source of Funds.
     The information set forth in the Offer under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of amended options” is incorporated herein by reference.
     (b)    Conditions.
     Not applicable.
     (d)    Borrowed Funds.
     Not applicable.

Item 8.   Interest in Securities of the Subject Company.
     (a)     Securities Ownership.
     The information set forth in the Offer under the caption “The Offer” in the section entitled “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.
     (b)     Securities Transactions.
     The information set forth in the Offer under the caption “The Offer” in the section entitled “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 9.   Person/Assets, Retained, Employed, Compensated or Used.
     (a)     Solicitations or Recommendations.
     Not applicable.
Item 10.  Financial Statements.
     (a)     Financial Information.
     The information set forth in Schedule B to the Offer and in the Offer under the caption “The Offer” in the sections entitled “Information concerning Brocade,” “Financial statements,” and “Additional information” is incorporated herein by reference. Brocade’s Annual Report on Form 10-K and Quarterly Report on 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
     (b)    Pro Forma Information.
     Not applicable.
Item 11.   Additional Information.
     (a)      Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer under caption “The Offer” in the section entitled “Legal matters; regulatory approvals” is incorporated herein by reference.
     (b)      Other Material Information.
     Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(a)	Offer to Amend Certain Options and Cancel Certain Other Options, dated May 12, 2006.

(a)(1)(b)	E-mail from Richard Deranleau, dated May 11, 2006.

(a)(1)(c)	Election Form.

(a)(1)(d)	Withdrawal Form.

(a)(1)(e)	Form of Addendum.

(a)(1)(f)	Form of Promise to Make Cash Payment.

(a)(1)(g)	Forms of Confirmation E-mail.

(a)(1)(h)	Forms of Reminder E-mail Communications to Employees.

(a)(1)(i)	Form of Amendment to Stock Option Agreements.

(a)(1)(j)	Form of Black-Scholes Calculator.

(a)(1)(k)	Employee Presentation Materials.

(b)	Not Applicable.

(d)(1)	Amended and Restated 1999 Stock Plan (incorporated by reference to Exhibit 10.89 from Brocade’s annual report on Form 10-K for the year ended October 29, 2005).

(d)(2)	Amended and Restated 1999 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.8 from Brocade’s quarterly report on Form 10-Q for the quarter ended July 30, 2005).

(d)(3)	Form of Stock Option Agreement under 1999 Stock Plan (included in Exhibit (d)(1) above).

(d)(4)	Form of Stock Option Agreement under 1999 Nonstatutory Stock Option Plan (included in Exhibit (d)(2) above).
Item 13.    Information Required by Schedule 13E-3.
     (a)    Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Brocade Communications Systems, Inc.
/s/ Richard Deranleau
Richard Deranleau
Interim Chief Financial Officer, Vice President, and Treasurer

Date: May 12, 2006

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Offer to Amend Certain Options and Cancel Certain Other Options, dated May 12, 2006.

(a)(1)(b)	E-mail from Richard Deranleau, dated May 11, 2006.

(a)(1)(c)	Election Form.

(a)(1)(d)	Withdrawal Form.

(a)(1)(e)	Form of Addendum.

(a)(1)(f)	Form of Promise to Make Cash Payment.

(a)(1)(g)	Forms of Confirmation E-mail.

(a)(1)(h)	Forms of Reminder E-mail Communications to Employees.

(a)(1)(i)	Form of Amendment to Stock Option Agreements.

(a)(1)(j)	Form of Black-Scholes Calculator.

(a)(1)(k)	Employee Presentation Materials.

(b)	Not Applicable.

(d)(1)	Amended and Restated 1999 Stock Plan (incorporated by reference to Exhibit 10.89 from Brocade’s annual report on Form 10-K for the year ended October 29, 2005).

(d)(2)	Amended and Restated 1999 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.8 from Brocade’s quarterly report on Form 10-Q for the quarter ended July 30, 2005).

(d)(3)	Form of Stock Option Agreement under 1999 Stock Plan (included in Exhibit (d)(1) above).

(d)(4)	Form of Stock Option Agreement under 1999 Nonstatutory Stock Option Plan (included in Exhibit (d)(2) above).